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                                   FORM 6-K



                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of                  May                                 2005
                          ---------------------------------       -----------
Commission File Number            000-51034
                          --------------------------------        -----------


                          ACE Aviation Holdings Inc.
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                                 (Registrant)


     5100 de Maisonneuve Boulevard West, Montreal, Quebec, Canada, H4A 3T2
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

            Form 20-F                          Form 40-F        X
                          ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                              No          X
                         ------------------              ------------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________


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                                DOCUMENT INDEX

Document
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   1.     Material Change Report dated May 2, 2005 related to the wide-body fleet renewal plan.

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                                                                     Document 1

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                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT


Item 1       Name and Address of Company

             ACE Aviation Holdings Inc.
             5100 de Maisonneuve Boulevard West
             Montreal, Quebec
             H4A 3T2

Item 2       Date of Material Change

             April 25, 2005.

Item 3       News Release

             ACE Aviation Holdings Inc. ("ACE Aviation" or the "Company") issued a press release with respect to a material change on April 25, 2005.

Item 4       Summary of Material Change

             On April 25, 2005, ACE Aviation, the parent company of Air Canada, and Boeing announced a wide-body fleet renewal plan for the airline that includes up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. Air Canada will use the airplanes to modernize its existing fleet and improve operating efficiencies, creating one of the world's youngest and most simplified airline fleets.

             The wide-body renewal plan includes firm orders for 18 Boeing 777s, plus purchase rights for 18 more. The renewal plan also includes firm orders for 14 ultra-efficient new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 airplanes. The order is subject to several conditions including final documentation. The companies expect to finalize the agreement by mid-year.

Item 5       Full Description of Material Change

             On April 25, 2005, ACE Aviation, the parent company of Air Canada, and Boeing today announced a wide-body fleet renewal plan for the airline that includes up to 36 Boeing 777s and up to 60 Boeing 787 Dreamliners. Air Canada will use the airplanes to modernize its existing fleet and improve operating efficiencies, creating one of the world's youngest and most simplified airline fleets.

             The wide-body renewal plan includes firm orders for 18 Boeing 777s, plus purchase rights for 18 more, in a yet-to-be-determined mix of the 777 family's newest models: the 777-300ER, the 777-200LR Worldliner (the longest range airplane in the world), and the newly announced 777 Freighter. Air Canada's 777 deliveries are scheduled to begin next year with the arrival of three 777-300ERs in 2006. The carrier's first 777-300ERs will operate its Vancouver-Tokyo service.

             The renewal plan also includes firm orders for 14 ultra-efficient new Boeing 787 Dreamliners, plus options and purchase rights for an additional 46 airplanes. Air Canada's first 787 is scheduled for delivery in 2010.

             The order is subject to several conditions including final documentation. The companies expect to finalize the agreement by mid-year.

             The delivery of three 777s in 2006 will allow Air Canada to implement its recently announced expansion of services to China using existing wide-body aircraft. Air Canada will introduce daily Toronto-Shanghai non-stop service in summer 2006 and will increase flights to daily service between Toronto and Beijing. Daily Vancouver-Guangzhou non-stop service is planned to begin summer 2007. From its main Toronto hub, Air Canada also expects to start Toronto-Guangzhou cargo service in 2007 and plans to eventually add Tianjin to its freight operations. The expansion of passenger and freight services to China has been made possible by the new bilateral air agreement between Canada and China. The Boeing 777 family of airplanes is the world's most advanced, and continues to evolve with the recent addition of the world's longest range airliner, the 777-200LR Worldliner, and the Boeing 777 Freighter.

             The Boeing 787 Dreamliner is being designed with airlines, passengers, investors and the environment in mind. The technologically advanced airplane will use 20 per cent less fuel than today's airplanes of comparable size, provide customers with up to 45 per cent more cargo revenue capacity, and present passengers with innovations including a new interior environment with higher humidity, wider seats and aisles, larger windows, and other conveniences. The 787 is a family of airplanes in the 200- to 300-seat class that will carry passengers on routes between 3,500 and 8,500 nautical miles (6,500 to 16,000 kilometers). The 787 will fly at Mach 0.85, as fast as today's fastest commercial airplanes, while using much less fuel. Production of the Dreamliner will begin in 2006. First flight is expected in 2007, with certification, delivery and entry into service in 2008.

Item 6       Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

             This report is not being filed on a confidential basis.

Item 7       Omitted Information

             None.

Item 8       Executive Officer

             For further information, please contact Sydney John Isaacs, Senior Vice-President, Corporate Development and Chief Legal Officer at (514) 205-7852.

Item 9       Date of Report

             May 2, 2005.

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                                  SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ACE AVIATION HOLDINGS INC.
                                   --------------------------------------------
                                                   (Registrant)

Date:    May 2, 2005         By:   /S/ SYDNEY J. ISAACS
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                                   Name:  Sydney J. Isaacs
                                   Title: Senior Vice President, Corporate
                                          Development and Chief Legal Officer